Exhibit 99.1

COLUMBIA PIPELINE GROUP, INC.
RISK FACTORS FROM ANNUAL REPORT ON FORM 10-K FILED WITH SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2016 for the fiscal year ended December 31, 2015
RISK FACTORS
Our business, results of operations, cash flows and financial condition are subject to a number of risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Form 10-K. The risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business, results of operations, cash flows and financial condition. This Form 10-K also contains forward-looking statements that involve risks and uncertainties. You should carefully read the section entitled “Cautionary Note Concerning Forward-Looking Statements” on page 5 of this Form 10-K.
If any of the following risks were to occur, our business, financial condition, results of operations, cash flows and cash available for the payment of dividends could be materially adversely affected. In that case, we might not be able to pay dividends to our stockholders, the trading price of our common stock could materially decline and you could lose all or part of your investment.
We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses to enable us to pay dividends to our stockholders.
The amount of cash we generate from our operations will fluctuate based on, among other things:

•	the rates we charge for our transmission, storage and gathering services;

•	the level of firm transmission and storage capacity sold and volumes of natural gas we transport, store and gather for our customers;

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regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in our end-use markets; and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact our ability to renew and replace firm transmission and storage agreements;

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legislative or regulatory action affecting the demand for natural gas, the supply of natural gas, the rates we can charge, how we contract for services, our existing contracts, operating costs and operating flexibility;

•	the imposition of requirements by state agencies that materially reduce the demand of our customers, such as LDCs and power generators, for our pipeline services;

•	the commodity price of natural gas, which could reduce the quantities of natural gas available for transport;

•	the creditworthiness of our customers, particularly in light of recent declines in commodity prices;

•	the level of our operating and maintenance and general and administrative costs;

•	the level of capital expenditures we incur to maintain our assets;

•	regulatory and economic limitations on the development of LNG export terminals in the Gulf Coast region;

•	successful development of LNG export terminals in the eastern or northeastern United States, which could reduce the need for natural gas to be transported on the Columbia Gulf pipeline system;

•	changes in insurance markets and the level, types and costs of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in, or new, statutes, regulations or governmental policies by federal, state and local authorities with respect to protection of the environment;

•	changes in accounting rules and/or tax laws or their interpretations;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners; and

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations.
In addition, the actual amount of cash we will have available for the payment of dividends will depend on other factors, including:

•	the level and timing of capital expenditures we make;

•	construction costs;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	our debt service requirements and other liabilities;

•	restrictions contained in our existing or future debt agreements, including our credit facilities; and

•	the cash distribution policy of CPPL.
Expansion projects that are expected to be accretive may nevertheless reduce our cash from operations on a per share of common stock basis.
Even if we complete expansion projects that we believe will be accretive, these expansion projects may nevertheless reduce our cash from operations on a per share of common stock basis. Any expansion project involves potential risks, including, among other things:

•	service interruptions or increased downtime associated with our projects, including the reversal of Columbia Gulf’s pipelines;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the project or acquisition;

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an inability to complete expansion projects on schedule or within the budgeted cost due to the unavailability of required construction personnel or materials, accidents, weather conditions or an inability to obtain necessary permits, among other factors;

•	the assumption of unknown liabilities when making acquisitions for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of our management’s attention from other business concerns;

•	mistaken assumptions about the overall costs of equity or debt, demand for our services, supply volumes, reserves, revenues and costs, including synergies and potential growth;

•	an inability to successfully integrate acquired assets or the businesses we build;

•	an inability to receive cash flows from a newly built asset until it is operational; and

•	unforeseen difficulties operating in new product areas or new geographic areas.
If any expansion projects or acquisitions we ultimately complete are not accretive to our distributable cash flow per share of common stock, our ability to pay dividends to our stockholders may be reduced.
The amount of cash we have available for the payment of dividends to our stockholders depends primarily on our cash flow and not solely on profitability, which may prevent us from paying dividends even during periods when we record net income.
The amount of cash we have available for the payment of dividends depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash dividends during periods when we record net losses for financial accounting purposes and may be unable to pay cash dividends during periods even when we record net income.

CPPL may not have sufficient cash from operations to pay the minimum quarterly distribution to us on our subordinated units following the establishment of cash reserves and payment of costs and expenses and payment of the minimum quarterly distribution on its common units.
CPPL may not have sufficient cash from operations each quarter to pay the minimum quarterly distribution of $0.1675 per unit, or $0.67 per unit per year. The amount of cash CPPL can distribute on its units principally depends upon the amount of cash it generates from its operations, which will fluctuate based on, among other things:

•	the rates Columbia OpCo charges for its transmission, storage and gathering services;

•	the level of firm transmission and storage capacity sold and volumes of natural gas Columbia OpCo transports, stores and gathers for its customers;

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regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in Columbia OpCo’s end-use markets; and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact Columbia OpCo’s ability to renew and replace firm transmission and storage agreements;

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legislative or regulatory action affecting the demand for natural gas, the supply of natural gas, the rates Columbia OpCo can charge, how Columbia OpCo contracts for services, Columbia OpCo’s existing contracts, operating costs and operating flexibility;

•	the imposition of requirements by state agencies that materially reduce the demand of Columbia OpCo’s customers, such as LDCs and power generators, for its pipeline services;

•	the commodity price of natural gas, which could reduce the quantities of natural gas available for transport;

•	the creditworthiness of Columbia OpCo’s customers, particularly in light of recent declines in commodity prices;

•	the level of Columbia OpCo’s operating and maintenance and general and administrative costs;

•	the level of capital expenditures Columbia OpCo incurs to maintain its assets;

•	regulatory and economic limitations on the development of LNG export terminals in the Gulf Coast region;

•	successful development of LNG export terminals in the eastern or northeastern United States, which could reduce the need for natural gas to be transported on the Columbia Gulf pipeline system;

•	changes in insurance markets and the level, types and costs of coverage available, and the financial ability of Columbia OpCo's insurers to meet their obligations;

•	changes in, or new, statutes, regulations or governmental policies by federal, state and local authorities with respect to protection of the environment;

•	changes in accounting rules and/or tax laws or their interpretations;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners; and

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations.
In addition, the actual amount of cash CPPL will have available for distribution will depend on other factors, including:

•	the level and timing of capital expenditures CPPL or Columbia OpCo makes;

•	construction costs;

•	fluctuations in CPPL’s or Columbia OpCo’s working capital needs;

•	CPPL’s or Columbia OpCo’s ability to borrow funds and access capital markets;

•	CPPL’s or Columbia OpCo’s debt service requirements and other liabilities;

•	restrictions contained in CPPL’s or Columbia OpCo’s existing or future debt agreements; and

•	the amount of cash reserves established by CPPL’s general partner.
As a result of these factors, the amount of cash CPPL distributes in any quarter to us may fluctuate significantly from quarter to quarter and may be significantly less than the minimum quarterly distribution amount that we expect to receive.
We and our affiliates, including the general partner of CPPL, may have conflicts of interest with CPPL.
Conflicts may arise in the future between the interests of CPG and our affiliates, including the general partner of CPPL, and CPPL. The partnership agreement of CPPL permits the board of directors of the general partner of CPPL to form a conflicts committee of independent directors and to submit to that committee matters that the board believes may involve conflicts of interest. There can be no assurance that the conflicts committee will resolve any conflict of interest in our favor.

We depend on certain key customers for a significant portion of our revenues and to anchor our portfolio of growth projects. The loss of key customers could have a material adverse effect on our business, results of operations, financial condition, growth plans and ability to pay dividends to our stockholders.

We are subject to risks of loss resulting from nonperformance by our customers. We depend on certain key customers for a significant portion of our revenues. In addition, we are making significant capital expenditures to expand our existing assets and construct new energy infrastructure based on long-term contracts with customers, including natural gas producers who may be adversely impacted by sustained low commodity prices. Our credit procedures and policies and credit support arrangements may not be adequate to fully eliminate customer credit risk. Further, we may not be able to effectively remarket capacity related to nonperforming customers. The deterioration in the creditworthiness of our customers or the failure of our customers to meet their contractual obligations could have a material adverse effect on our business, results of operations, financial condition, growth plans and ability to pay dividends to our stockholders.
The expansion of our existing assets and construction of new assets is subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition, and reduce our cash from operations on a per share of common stock basis.
One of the ways we intend to grow our business is through the expansion of our existing assets and construction of new energy infrastructure assets. The construction of additions or modifications to our existing pipelines, and the construction of other new energy infrastructure assets, involve numerous regulatory, environmental, political and legal uncertainties beyond our control and will require the expenditure of significant capital that we may be unable to raise. If we undertake these projects they may not be completed on schedule, at the budgeted cost or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a new pipeline, the construction may occur over an extended period of time, and we will not receive any material increases in revenues from such project until the project is completed. We may also construct facilities to capture anticipated future growth in production or demand in regions such as the Marcellus and Utica shale production areas, which may not materialize or where contracts are later cancelled.
Since we are not engaged in the exploration for and development of natural gas reserves, we do not possess reserve expertise and we often do not have access to third-party estimates of potential reserves in an area prior to constructing facilities in such area. To the extent we rely on estimates of future production in our decision to acquire or construct additions to our systems, such estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new pipelines may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. The construction of new pipelines may also require us to obtain new rights-of-way, and it may become more expensive for us to obtain these new rights-of-way or to renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, our cash flows could be adversely affected.
Certain of our internal growth projects may require regulatory approval from federal and state authorities prior to construction, including any extensions from or additions to our transmission and storage system. The approval process for storage and transportation projects located in the Northeast has become increasingly challenging, due in part to state and local concerns related to unregulated exploration and production and gathering activities in new production areas, including the Marcellus shale area. Such authorization may not be granted or, if granted, such authorization may include burdensome or expensive conditions.
A substantial portion of our organic growth projects are supported by binding precedent agreements that are subject to certain conditions, which, if not satisfied, would permit the customer to opt out of the agreement.
A substantial portion of our estimated capital costs for organic growth projects are supported by a combination of (i) service agreements, which are long-term legally binding obligations that secure our revenue streams, and (ii) binding precedent agreements, which are subject to certain conditions to their effectiveness, which, if not satisfied, would enable either us or the customer to terminate the agreement. These conditions include, among others, the receipt of governmental approvals and the achievement of certain in-service dates. If the conditions in a precedent agreement are not satisfied and the customer elects to terminate the agreement, the underlying project and the related revenue streams could be at risk, which could have a material adverse effect on our financial condition, results of operations and our ability to pay dividends to our stockholders.
Any significant decrease in production of natural gas in our areas of operation could adversely affect our business and operating results and reduce our cash available for the payment of dividends to our stockholders.
Our business is dependent on the continued availability of natural gas production and reserves in our areas of operation. Low prices for natural gas or regulatory limitations could adversely affect development of additional reserves and production that is accessible by our pipeline and storage assets. Production from existing wells and natural gas supply basins with access to our systems will naturally decline over time. The amount of natural gas reserves underlying these wells may also be less than anticipated, and the rate at which production from these reserves declines may be greater than anticipated. Additionally, the competition for natural gas supplies to serve other markets could reduce the amount of natural gas supply for our customers or lower natural gas prices could cause producers to determine in the future that drilling activities in areas outside of our current areas of operation are strategically more attractive to them. For example, in response to historically low natural gas prices, a number of large natural gas producers have announced their intention to re-evaluate and/or reduce their drilling programs in certain areas. A reduction in the natural gas volumes supplied by producers could result in reduced throughput on our systems and adversely impact our ability to grow our operations and increase the payment of dividends to our stockholders. Accordingly, to maintain or increase the contracted capacity or the volume of natural gas transported, stored and gathered on our systems and cash flows associated therewith, our customers must continually obtain adequate supplies of natural gas.
The primary factors affecting our ability to obtain sources of natural gas include (i) the level of successful drilling activity near our systems and (ii) our ability to compete for volumes from successful new wells. We have no control over the level of drilling activity in our areas of operation, the amount of reserves associated with wells connected to our gathering system or the rate at which production from a well declines. In addition, we have no control over producers or their drilling or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected energy prices, demand for hydrocarbons, levels of reserves, geological considerations, environmental or other governmental regulations, the availability of drilling permits, the availability of drilling rigs, and other production and development costs.
Fluctuations in energy prices can also greatly affect the development of new natural gas reserves. In general terms, the prices of natural gas, oil and other hydrocarbon products fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. These factors include worldwide economic conditions; weather conditions and seasonal trends; the levels of domestic production and consumer demand; the availability of imported LNG; the ability to export LNG; the availability of transportation systems with adequate capacity; the volatility and uncertainty of regional pricing differentials and premiums; the price and availability of alternative fuels; the effect of energy conservation measures; the nature and extent of governmental regulation and taxation; and the anticipated future prices of natural gas, LNG and other commodities. Declines in natural gas prices could have a negative impact on exploration, development and production activity and, if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in our areas of operation would lead to reduced utilization of our systems. Because of these factors, even if new natural gas reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves.
We receive cash from royalty payments on our mineral rights positions through our working interests and overriding royalty interests. We are not the operator of the wells from which we receive royalty payments, and therefore, we are not able to control the timing of exploration or development efforts, or associated costs.
Through our subsidiary, CEVCO, we own production rights to approximately 460,000 acres in the Marcellus and Utica shale areas and have subleased the production rights in three storage fields and have also contributed our production rights in one other field. We do not currently operate any of these properties and do not have plans to develop the capacity to operate any of our properties. As owner of both non-operating working interests and overriding royalty interests, we are dependent on contract operators to develop our properties. Our ability to achieve targeted returns on capital in drilling or acquisition activities and to achieve production growth rates will be materially affected by decisions made by our contract operators over which we have little or no control. Such decisions include:

•	the timing and amount of capital expenditures;

•	the timing of initiating the drilling and recompleting of wells;

•	the extent of operating costs;

•	selection of technology and drilling and completion methods; and

•	the rate of production of reserves, if any.
If the royalty payments we receive from our sublessees are reduced, our ability to pay dividends to our stockholders could be adversely affected.
Our revenues from CEVCO royalty interests will decrease if production on our subleased production rights declines, which would reduce the amount of cash we have available for the payment of dividends to our stockholders.
The amount of the royalty payments we receive on our subleased production rights depends in part on the amount of production on our properties. In addition, the royalty payments vary with the natural gas liquids and oil content of the production. For example, “dry gas” wells produce mainly natural gas, or methane, as opposed to “wet gas” wells, which produce methane along with other byproducts such as ethane, which may result in additional revenue streams from such production. During 2015 and 2014, natural gas prices remained relatively low, as well as a decrease in oil and natural gas liquids prices, leading some producers to announce significant reductions to their drilling plans. A significant reduction in the level of production on our properties could adversely affect on our ability to pay dividends to our stockholders.
Our operations are subject to environmental laws and regulations that may expose us to significant costs and liabilities and changes in these laws could have a material adverse effect on our results of operations.
Our natural gas transportation activities are subject to stringent and complex federal, state and local environmental laws and regulations. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade pipelines and other facilities. For instance, we may be required to obtain and maintain permits and other approvals issued by various federal, state and local governmental authorities; monitor for, limit or prevent releases of materials from our operations in accordance with these permits and approvals; install pollution control equipment or replace aging pipelines and other facilities; limit or prohibit construction activities in sensitive areas such as wetlands, wilderness or urban areas or areas inhabited by endangered or threatened species; and incur potentially substantial new obligations or liabilities for any pollution or contamination that may result from our operations. Under a September 15, 1999 FERC order approving an April 5, 1999 settlement, Columbia Gas Transmission remediates polychlorinated biphenyls (“PCBs”) at specific gas transmission facilities pursuant to a 1995 Administrative Order on Consent (subsequently modified in 1996 and 2007) (“AOC”) and recovers a portion of those costs in rates. Columbia Gas Transmission’s ability to recover these costs ceased on January 31, 2015. As of December 31, 2015, Columbia Gas Transmission had remaining liabilities of $1.8 million to cover costs associated with PCB remediation related to this AOC.
Moreover, new, modified or stricter environmental laws, regulations or enforcement policies could be implemented that significantly increase our or our customer’s compliance costs, pollution mitigation costs, or the cost of any remediation of environmental contamination that may become necessary, and these costs could be material. For example, in October 2015, the U.S. Environmental Protection Agency (“EPA”) issued a final rule under the federal Clean Air Act (“CAA”), lowering the National Ambient Air Quality Standard (“NAAQS”) for ground-level ozone to 70 parts per billion for the 8-hour primary and secondary ozone standards. The EPA is required to make attainment and non-attainment designations for specific geographic locations under the revised standards by October 1, 2017 and, depending on the severity of the ozone present, non-attainment areas will have until between 2020 and 2037 to meet the health standard. With EPA lowering the ground-level ozone standard, states may be required to implement more stringent regulations, which could apply to our or our customers’ operations. Compliance with this final rule could, among other things, require installation of new emission controls, result in longer permitting timelines, and significantly increase capital expenditures and operating costs. In another example, the EPA released a final rule in May 2015 that attempted to clarify federal jurisdiction under the Clean Water Act (“CWA”) over waters of the United States, but a number of legal challenges to this rule are pending, and implementation of the rule has been stayed nationwide. To the extent the rule expands the scope of the CWA’s jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas. Our compliance with such new or amended legal requirements could result in our incurring significant additional expense and operating restrictions with respect to our operations, which may not be fully recoverable from customers and, thus, could reduce net income. Our customers, to whom we provide our services, may similarly incur increased costs or restrictions that may limit or decrease those customers’ operations and have an indirect material adverse effect on our business.
In addition, a number of state and regional legal initiatives have emerged in recent years that seek to reduce greenhouse gas (“GHG”) emissions and require the monitoring and reporting of GHG emissions from specified onshore and offshore production sources and onshore processing sources, such as emissions from gathering and boosting facilities, completions and workovers of oil wells with hydraulic fracturing, and blowdowns of natural gas transmission pipelines between compressor stations, in the United States on an annual basis. On an international level, the United States is one of almost 200 nations that agreed on December 12, 2015 to an international climate change agreement in Paris, France, that calls for countries to set their own GHG emission targets and be transparent about the measures each country will use to achieve its GHG emission targets. It is not possible at this time to predict how or when the United States might impose legal requirements as a result of this international agreement. New regulations or any new federal laws restricting emissions of GHGs from our or our customer operations could result in increased compliance costs and delay or curtail activities that and, in turn, could adversely affect our business. Moreover, any such future laws and regulations that limit emissions of GHGs or that otherwise promote the use of renewable fuels could adversely affect demand for the natural gas our customers produce, which could thereby reduce demand for our services and adversely affect our business. In another example, the EPA has asserted limited regulatory authority over hydraulic fracturing, and has indicated it might seek to further expand its regulation of hydraulic fracturing while the U.S. Congress, certain state agencies, and some local governments have from time to time considered or adopted and implemented legal requirements that have imposed, and in the future could continue to impose, new or more stringent permitting, disclosure or well construction requirements on hydraulic fracturing activities, which requirements could cause our customers to incur potentially significant added costs to comply with such requirements and experience delays or curtailment in the pursuit of exploration, development or production activities, which subsequently could reduce demand for our transportation services.
In another example, pursuant to President Obama’s Strategy to Reduce Methane Emissions from the oil and gas sector by up to 45% from 2012 levels by 2025, in August 2015, the EPA proposed a suite of requirements and draft guidance related to the reduction in methane emissions from certain equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities, including proposed requirements for fugitive emissions of methane and new leak detection and repair requirements. If finalized, these rules and any other new methane emission standards imposed on the oil and gas sector could result in increased costs to our and our customers’ operations and could delay or curtail our customers’ activities, which costs, delays or curtailment could adversely affect our business.
Failure to comply with environmental laws and regulations, or the permits issued under them, may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial or compliance obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, strict joint and several liabilities may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Private parties may also have the right to pursue legal actions against us to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage that may result from environmental and other impacts of our operations. We may not be able to recover some or any of these costs through insurance or increased revenues, which may have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our stockholders. Please read “Business and Properties-Regulatory Matters” for more information.
We may incur significant costs and liabilities as a result of pipeline integrity management program testing and any necessary pipeline inspection, repair, or preventative or remedial measures.
The United States Department of Transportation (“DOT”) has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.
In addition, the DOT is examining the possibility of expanding integrity management principles beyond high consequence areas in addition to other potential requirements. For example, in March of 2015, the Pipeline Hazardous Materials Safety Administration (“PHMSA”) finalized new rules applicable to gas and hazardous liquid pipelines that, among other changes, impose new post-construction inspections, welding, gas component pressure testing requirements, as well as requirements related to maximum allowable operating pressure calculations. While we cannot predict the outcome of such future regulation at this time, new pipeline safety regulatory requirements could result in significant costs and have the potential to adversely impact our operations.
There may be additional costs associated with any other major repairs, remediation or preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial. In addition, any additional regulatory requirements that are enacted could significantly increase the amount of these expenditures. Should we fail to comply with DOT regulations, we could be subject to penalties and fines. Please read “Business and Properties-Regulatory Matters” for more information.

We may incur significant costs from time to time in order to comply with DOT regulations regarding the design, strength and testing of our pipelines if the population density near any particular portion of our pipelines increases beyond specified levels.
DOT regulations govern the design strength and testing of our pipelines. The required design strength and testing of the pipe depends upon the population density near the pipeline. In the event the population density around any specific section of our pipelines increases above levels established by the DOT, we may be required to upgrade the section of our pipelines traversing through the area with pipe of higher strength or, in some cases, retest the pipe, unless a waiver from the DOT is obtained. While the majority of our pipelines are located in remote areas, the possibility exists that we could be required to incur significant expenses in the future in response to increases in population density near sections of our pipelines.
We may incur significant costs and liabilities to comply with new DOT regulations that are anticipated to be issued in the future.
The Natural Gas Pipeline Safety Act (“NGPSA”) was amended on January 3, 2012 when the President signed the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (“2011 Pipeline Safety Act”). The DOT issued an advanced notice of proposed rulemaking in August of 2011 that addressed approximately 15 specific topics associated with the legislation. The topics included the role of valves in mitigating consequences, metal loss evaluation and response, pressure testing to address manufacturing and construction threats, expanding integrity management principles, underground storage of natural gas and leak detection systems, among other topics. In addition, the DOT is working on other rulemaking topics such as operator verification of records confirming the maximum allowable operating pressure of certain pipelines and integrity verification of previously untested pipelines or pipelines with other potential integrity issues, as well as others. There may be additional costs and liabilities associated with many of these pending future requirements. We continue to monitor regulatory developments associated with these pending regulations to help anticipate potential future operational and financial risks associated with the implementation of any new regulations.
Federal and state legislative and regulatory initiatives relating to pipeline safety that require the use of new or more stringent safety controls or result in more stringent enforcement of applicable legal requirements could subject us to increased capital costs, operational delays and costs of operation.
The 2011 Pipeline Safety Act is the most recent federal legislation to amend the NGPSA and Hazardous Liquid Pipeline Safety Act pipeline safety laws, requiring increased safety measures for natural gas and hazardous liquids transportation pipelines. Among other things, the 2011 Pipeline Safety Act directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, testing to confirm that the material strength of certain pipelines are above 30% of specified minimum yield strength, and operator verification of records confirming the maximum allowable pressure of certain interstate gas transmission pipelines. The 2011 Pipeline Safety Act also increases the maximum penalty for violation of pipeline safety regulations from $100,000 to $200,000 per violation per day of violation and also from $1 million to $2 million for a related series of violations. The safety enhancement requirements and other provisions of the 2011 Pipeline Safety Act as well as any implementation of PHMSA rules thereunder or any issuance or reinterpretation of guidance by PHMSA or any state agencies with respect thereto could require us to install new or modified safety controls, pursue additional capital projects, or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could be significant and have a material adverse effect on our results of operations or financial condition. For example, in October 2015, PHMSA issued an Advanced Notice of Proposed Rulemaking (“ANPR”) in which the agency seeks public comment on, among other things, extending reporting requirements to all gravity and gathering lines, requiring periodic inline integrity assessments of pipelines and that are located outside of high consequence areas, and requiring the use of leak detection systems on pipelines in all locations, including outside of high consequence areas. While the ANPR relates to the regulation of hazardous liquid lines, it is possible that PHMSA will propose additional requirements on gas pipelines in the future. In addition, legislation that would reauthorize federal pipeline safety programs through 2019, referred to as Securing America’s Future Energy: Protecting Infrastructure of Pipelines and Enhancing Safety (“SAFE PIPES”), was approved by the Senate Commerce Committee and will be considered by the U.S. Senate. Among other things, the SAFE PIPES legislation would require PHMSA to conduct an assessment of its inspection process and integrity management programs for natural gas and hazardous liquid pipelines. While we cannot predict the outcome of these initiatives or future legislative or regulatory efforts, new laws and regulations related to pipeline inspection and integrity management requirements have the potential to adversely impact our business.
Moreover, states have adopted regulations similar to existing PHMSA regulations for certain intrastate natural gas pipelines, which regulations may impose more stringent requirements than those found under federal law. Compliance with these rules and regulations can result in significant maintenance costs; however, at this time, we cannot predict the ultimate cost of such compliance. In this climate of increasingly stringent regulation, pipeline failures or failures to comply with applicable regulations could result in shut-downs, capacity constraints or operational limitations to our pipelines. Should any of these risks materialize, it could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our stockholders. More recently, in February 2016, PHMSA issued an advisory bulletin for natural gas storage facility operators. The bulletin recommends that operators review operations to identify the potential for leaks and failures caused by corrosion, chemical or mechanical damage, or other material deficiencies in piping, tubing, casing, valves, and other associated facilities. The bulletin further advises operators to review storage facility locations and operations of shut-off and isolation systems, and review and update emergency plans as necessary. Finally, the advisory directs compliance with state regulations governing the permitting, drilling, completion, and operation of storage wells, and recommends the voluntary implementation of certain industry-recognized recommended practices for natural gas storage facilities. PHMSA indicated when it issued the advisory bulletin that additional regulations related to safety standards for natural gas storage facilities are likely forthcoming. At this time, we cannot predict the impact of any future regulatory actions in this area.
Our natural gas transportation and storage operations are subject to extensive regulation by the FERC.
Our business operations are subject to extensive regulation by the FERC, including the types and terms of services we may offer to our customers, construction of new facilities, creation, modification or abandonment of services or facilities, recordkeeping and relationships with affiliated companies. Compliance with these requirements can be costly and burdensome and FERC action in any of these areas could adversely affect our ability to compete for business, construct new facilities, offer new services or recover the full cost of operating our pipelines. This regulatory oversight can result in longer lead times to develop and complete any future project than competitors that are not subject to the FERC’s regulations. We cannot give any assurance regarding the likely future regulations under which we will operate our natural gas transportation and storage business or the effect such regulation could have on our business, financial condition and results of operations.
Rate regulation could limit our ability to recover the full cost of operating our pipelines, including a reasonable return, and our ability to pay dividends to our stockholders.
The rates we can charge for our natural gas transportation and storage operations are regulated by the FERC pursuant to the NGA. Under the NGA, we may only charge rates that have been determined to be just and reasonable by the FERC and are prohibited from unduly preferring or unreasonably discriminating against any person with respect to our rates or terms and conditions of service. The FERC establishes both the maximum and minimum rates we can charge. The basic elements that the FERC considers are the costs of providing service, the volumes of gas being transported or stored, the rate design, the allocation of costs between services, the capital structure and the rate of return a natural gas company is permitted to earn.
We may not be able to recover all of our costs through existing or future rates. Proposed rate increases may be challenged by protest and allowed to go into effect subject to refund. Even if a rate increase is permitted by the FERC to become effective, the rate increase may not be adequate. To the extent our costs increase in an amount greater than our revenues increase, or there is a lag between our cost increases and our ability to file for and obtain rate increases, our operating results would be negatively affected.
Our existing rates may be challenged by complaint or sua sponte by the FERC. In recent years, the FERC has exercised this authority with respect to several other pipeline companies. In a potential proceeding involving the challenge of our existing rates, the FERC may, on a prospective basis, order refunds of amounts collected if it finds the rates to have been shown not to be just and reasonable or to have been unduly discriminatory. Any successful challenge against our rates could have an adverse impact on our revenues associated with providing transportation and storage services. In addition, future changes to laws, regulations and policies may impair our ability to recover costs and the ability to pay dividends to our stockholders.
Certain of our gas pipeline services are subject to long-term, fixed-price “negotiated rate” contracts that are not subject to adjustment, even if our cost to perform such services exceeds the revenues received from such contracts.
Under FERC policy, a regulated service provider and a customer may mutually agree to sign a contract for service at a “negotiated rate” which may be above or below the FERC regulated, cost-based recourse rate for that service. These “negotiated rate” contracts are not generally subject to adjustment for increased costs which could be produced by inflation or other factors relating to the specific facilities being used to perform the services. Any shortfall of revenue as result of these “negotiated rate” contracts could decrease our cash flow.
We are exposed to costs associated with lost and unaccounted for volumes.
A certain amount of natural gas is naturally lost in connection with its transportation across a pipeline system, and under our contractual arrangements with our customers we are entitled to retain a specified volume of natural gas in order to compensate us for such lost and unaccounted for volumes as well as the natural gas used to run our compressor stations, which we refer to as fuel usage. The level of fuel usage and lost and unaccounted for volumes on our transmission and storage system and our gathering system may exceed the natural gas volumes retained from our customers as compensation for our fuel usage and lost and unaccounted for volumes pursuant to our contractual agreements. The FERC-approved tariffs of our transmission and storage companies provide for annual filings to adjust the amount of gas retained from customers to eliminate any overages or shortfalls from the prior year. Our gathering companies have contracts that provide for specified levels of fuel retainage, so they may find it necessary to purchase natural gas in the market to make up for the difference, which exposes us to commodity price risk. Future exposure to the volatility of natural gas prices as a result of gas imbalances on our gathering systems could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our stockholders.
We could be subject to penalties and fines if we fail to comply with FERC regulations.
Should the FERC find that we have failed to comply with all applicable FERC-administered statutes, rules, regulations and orders, or the terms of our tariffs on file with the FERC, we could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005 (“EPAct 2005”), the FERC has civil penalty authority under the NGA and NGPA to impose penalties for violations of up to $1,000,000 per day for each violation, to revoke existing certificate authority and to order disgorgement of profits associated with any violation.
Certain of our assets may become subject to FERC regulation.
The distinction between federally unregulated gathering facilities and FERC-regulated transmission pipelines under the NGA has been the subject of substantial litigation, and the FERC currently determines whether facilities are gathering facilities on a case-by-case basis. Consequently, the classification and regulation of our gathering facilities could change based on future determinations by the FERC, the courts or Congress. If more of our gas gathering operations become subject to FERC jurisdiction, the result may adversely affect the rates we are able to charge and the services we currently provide, and may include the potential for a termination of our gathering agreements with our customers.
We do not own all of the land on which our pipelines and storage facilities are located, which could disrupt our operations.
We do not own all of the land on which our pipelines and storage facilities are located, and we are therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use rights required to conduct our operations. We obtain the rights to construct and operate our pipelines and storage facilities on land owned by third parties and governmental agencies for a specific period of time. In certain instances, our rights-of-way may be subordinate to that of government agencies, which could result in costs or interruptions to our service. Restrictions on our ability to use our rights-of-way, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.
Our operations are subject to operational hazards and unforeseen interruptions. If a significant accident or event occurs that results in a business interruption or shutdown for which we are not adequately insured, our operations and financial results could be materially adversely affected.
Our operations are subject to many hazards inherent in the transportation and storage of natural gas, including:

•	aging infrastructure, mechanical or other performance problems;

•	damage to pipelines, facilities and related equipment caused by hurricanes, tornadoes, floods, fires and other natural disasters, explosions and acts of terrorism;

•	inadvertent damage from third parties, including from construction, farm and utility equipment;

•	leaks of natural gas and other hydrocarbons or losses of natural gas as a result of the malfunction of equipment or facilities;

•	operator error;

•
environmental hazards, such as natural gas leaks, product and waste spills, pipeline and tank ruptures, and unauthorized discharges of products, wastes and other pollutants into the surface and subsurface environment, resulting in environmental pollution; and

•	explosions and blowouts.
These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations or services. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations.
Our substantial indebtedness and debt that we incur in the future may limit our flexibility to obtain additional financing and to pursue other business opportunities.

As of December 31, 2015, we and our subsidiaries had $2.765 billion in outstanding indebtedness, comprised of $2.75 billion in aggregate principal amount of our senior notes (the “notes”) and $15 million under CPPL’s credit facility. We had no borrowings under the CPG credit facility (which such facility provides for a minimum of $750 million dedicated as credit support for Columbia OpCo and its subsidiaries in connection with a money pool arrangement and the remaining $750 million available as an additional source of financing to pursue CPG’s growth opportunities), and our commercial paper program. Our existing and future level of debt, including CPPL’s future level of debt, could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
the funds that we have available for operations and payment of dividends to stockholders will be reduced by that portion of our cash flow required to make principal and interest payments on outstanding debt; and

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.
Our ability to service our debt, including the notes, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service debt under our revolving credit facilities will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate with movements in interest rate markets. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms, or at all.
Restrictions under our new or any future credit facilities could adversely affect our business, financial condition, results of operations and ability to pay dividends to our stockholders.
CPPL has a $500 million revolving credit facility, and CPG has a $1,500 million revolving credit facility. These credit facilities limit and any future credit facility we may enter into is likely to limit, our ability to, among other things:

•	pay dividends if any default or event of default occurs;

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	engage in transactions with affiliates;

•	transfer, sell or otherwise dispose of all or substantially all of our or CPPL’s assets; or

•	enter into a merger, consolidate, liquidate, wind up or dissolve.
 Furthermore, any new or future credit facility may also contain covenants requiring us to maintain certain financial ratios and tests. Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If CPG or CPPL violates any of the restrictions, covenants, ratios or tests in the applicable credit facility, the lenders will be able to accelerate the maturity of all borrowings under the credit facility and demand repayment of amounts outstanding, and our lenders’ commitment to make further loans to us may terminate and we and/or CPPL will be prohibited from making any distributions to equity holders. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our credit facilities or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.” Any interruption of distributions to us from our subsidiaries may limit our ability to satisfy our obligations and to pay dividends to our stockholders.
Deterioration in our credit profile could increase our costs of borrowing money, adversely affect our business relationships and limit our access to the capital markets and commercial credit.
We currently have an investment grade credit rating from Standard & Poor’s Rating Service, Moody’s Investor Service and Fitch Ratings. However, our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating below investment grade, our borrowing costs would increase and our funding sources could decrease. In addition, a failure by us to maintain an investment grade credit rating could affect our business relationships with suppliers and operating partners. Following the Separation, CPG and its subsidiaries are no longer party to agreements that contain "ratings triggers" that require increased collateral if the credit ratings of CPG or certain of its subsidiaries are rated below BBB- by Standard & Poor's or Baa3 by Moody's or BBB- by Fitch. However, there are agreements that contain "adequate assurance" or "material adverse change" provisions that could necessitate additional credit support, such as letters of credit and cash collateral to transact business. A credit downgrade could also adversely affect the availability and cost of capital needed to fund the growth investments that are a central element of our long-term business strategy.
There can be no assurance that we will be able to access the capital markets to raise debt or equity financing on acceptable terms.
From time to time, we will need to access the capital markets to obtain equity or long-term or short-term debt financing. Although we believe that the sources of capital currently in place will permit us to finance our near-term operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, without limitation: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets, (4) the terms of our outstanding debt, and (5) the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us or at all.
Columbia OpCo is a guarantor of the notes, is a restricted subsidiary and guarantor under our credit facilities, and, if requested by us, will guarantee our future indebtedness. In addition, CPG is a guarantor under CPPL's credit facility. Such indebtedness could limit Columbia OpCo’s and CPG’s ability to take certain actions, including incurring additional indebtedness, making acquisitions and capital expenditures and, in the case of Columbia OpCo, making distributions to CPG, which could adversely affect our business, financial condition, results of operations, ability to pay dividends to our stockholders and value of our common stock.
Substantially all of our cash will be generated from cash distributions from Columbia OpCo and CPPL. Our credit facilities have customary covenants and restrictions on us and Columbia OpCo, as a restricted subsidiary and a guarantor of the credit facilities. CPG is an additional guarantor of CPPL’s credit facility. Certain of our subsidiaries, including Columbia OpCo also guarantee our notes. There is no agreement between us and Columbia OpCo limiting the amount of our indebtedness that Columbia OpCo will be obligated to guarantee. The amount of CPG’s total indebtedness and CPPL’s indebtedness in general, as well as the amount that is guaranteed by Columbia OpCo and CPG, respectively, may limit the ability of Columbia OpCo or CPG to borrow to fund its operations, capital expenditures or growth strategy. Furthermore, to the extent that Columbia OpCo or CPG is required to guarantee such indebtedness, Columbia OpCo and CPG could be subject to significant operating and financial restrictions. For example, these restrictions could include covenants limiting Columbia OpCo’s and CPG’s ability to:

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	sell all or substantially all of its assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.
These covenants or any more restrictive covenants agreed to by us in the future could adversely affect Columbia OpCo’s and CPG’s ability to finance future business opportunities and make cash distributions. A breach by Columbia OpCo or CPG of any of these covenants could result in a default in respect of the related debt. If a default occurred, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that debt, including Columbia OpCo, CPG and their assets. In addition, any acceleration of debt under CPG’s bank syndicated credit facility could constitute a default under our other debt, which Columbia OpCo and/or CPG may also guarantee. If our lenders or other debt creditors were to proceed against Columbia OpCo’s or CPG’s assets, the value of Columbia OpCo and CPG could be significantly reduced which could adversely affect the value of our common stock.
If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas, our revenues and cash available for the payment of dividends could be adversely affected.
We depend upon third-party pipelines and other facilities that provide delivery options to and from our pipelines. For example, our pipelines interconnect with virtually every major interstate pipeline in the eastern portion of the United States and a significant number of intrastate pipelines. Because we do not own these third-party pipelines or facilities, their continuing operation is not within our control. If these pipeline connections were to become unavailable for current or future volumes of natural gas due to repairs, damage, lack of capacity or any other reason, our ability to operate efficiently and continue shipping natural gas to end markets could be restricted, thereby reducing our revenues. Any temporary or permanent interruption at any key pipeline interconnect which causes a material reduction in volumes transported on our pipelines could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our stockholders.
The current Columbia Gulf and Columbia Gas Transmission pipeline infrastructure is aging, which may adversely affect our business, results of operations, financial condition and ability to pay dividends to our stockholders.
The Columbia Gulf and Columbia Gas Transmission pipeline systems have been in operation for many years, with some portions of these pipelines being more than 50 years old. Segments of the Columbia Gulf and Columbia Gas Transmission pipeline systems are located in or near areas determined to be high consequence areas. We implement integrity management testing of the pipelines that we operate, including the Columbia Gulf and Columbia Gas Transmission pipelines, and we repair, remediate or replace segments on those pipelines as necessary when anomaly conditions are identified during the integrity testing process or are determined to have occurred during the course of operations. Nonetheless, we also are currently investing significant capital over the next several years to replace aging infrastructure, including replacement of the relatively older pipe found on the Columbia Gulf and Columbia Gas Transmission systems. If, due to their age, these pipeline sections were to become unexpectedly unavailable for current or future volumes of natural gas because of repairs, damage, spills or leaks, or any other reason, it could result in a material adverse impact on our business, financial condition and results of operation as well as our ability to pay dividends to our stockholders.
LNG export terminals may not be developed in the Gulf Coast region or may be developed outside our areas of operations.
We are in the process of reversing the flow of the Columbia Gulf pipeline system in order to supply new and developing LNG export facilities located along the Gulf Coast. However, we may not realize expected increases in future natural gas demand from LNG exports due to factors including:

•	new projects may fail to be developed;

•	new projects may not be developed at their announced capacity;

•	development of new projects may be significantly delayed;

•	new projects may be built in locations that are not connected to our system; or

•	new projects may not influence sources of supply on our system.
Similarly, the development of new, or the expansion of existing, LNG facilities outside our areas of operations could reduce the need for customers to transport natural gas on our assets. This could reduce the amount of natural gas transported by our pipeline.
We are exposed to counterparty risk. Commitment termination or nonperformance by our vendors, lenders or derivative counterparties could materially reduce our revenue, impair our liquidity, increase our expenses or otherwise negatively impact our results of operations, financial position or cash flows and our ability to pay dividends to our stockholders.
We utilize third-party vendors to provide various functions, including, for example, certain construction activities, engineering services, facility inspections and operation of certain software systems. Using third parties to provide these functions has the effect of reducing our direct control over the services rendered. The failure of one or more of our third-party providers to deliver the expected services on a timely basis, at the prices we expect and as required by contract could result in significant disruptions, costs to our operation or instances of a contractor’s non-compliance with applicable laws and regulations, which could materially adversely affect our business, financial condition, operating results and cash flows.
We also rely to a significant degree on the banks that lend to us under our commercial paper program and revolving credit facility for financial liquidity, and any failure of those banks to perform on their obligations to us could significantly impair our liquidity. Furthermore, nonpayment by the counterparties to our interest rate and commodity derivatives could expose us to additional interest rate or commodity price risk.
Any take-or-pay commitment terminations or substantial increase in the nonperformance by our vendors, lenders or derivative counterparties could have a material adverse effect on our results of operations, financial position and cash flows and our ability to pay dividends to our stockholders.
Our strategy to grow our business is dependent in part on CPPL’s ability to access capital markets that result in an increase in our cash available for investment and for dividends.
We intend to utilize the significant experience of our management team to execute our growth strategy, including the construction, development and integration of additional energy infrastructure assets. Our ability to acquire these additional assets is dependent in part on CPPL’s ability to access capital markets resulting in an increase in our cash available for investment. If CPPL is unable to access capital markets on acceptable terms, CPPL’s ability to acquire additional interests in Columbia OpCo from CEG and our future growth and ability to increase dividends may be adversely affected.
If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations.
We may be unable to make acquisitions from third parties as an alternative avenue to growth. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our earnings. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the inability to successfully integrate the businesses we acquire;

•	the inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties in connection with operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.
If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and stockholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.
A terrorist attack or armed conflict could harm our business.
Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States, whether or not targeted at our assets or the assets of our customers, could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets if domestic and global utilities are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.
A failure in our computer systems or a cyber-attack on any of our facilities or any third parties’ facilities upon which we rely may adversely affect our ability to operate.
We rely on technology to run our businesses, which depend on financial and operational computer systems to process information critically important for conducting various elements of our business, including the operation of our gas pipelines and storage facilities and the recording and reporting of commercial and financial transactions to regulators, investors and other stakeholders. Any failure of our computer systems, or those of our customers, suppliers or others with whom we do business, could materially disrupt our ability to operate our businesses and could result in a financial loss and possibly do harm to our reputation.
Additionally, our information systems experience ongoing, often sophisticated, cyber-attacks by a variety of sources with the apparent aim to breach our cyber-defenses. Although we attempt to maintain adequate defenses to these attacks and work through industry groups and trade associations to identify common threats and assess our countermeasures, a security breach of our information systems could (i) impact the reliability of our transmission and storage systems and potentially negatively impact our compliance with certain mandatory reliability standards, (ii) subject us to harm associated with theft or inappropriate release of certain types of information such as system operating information, personal or otherwise, relating to our customers or employees or (iii) impact our to manage our businesses.
Sustained extreme weather conditions and climate change may negatively impact our operations.
We conduct our operations across a wide geographic area subject to varied and potentially extreme weather conditions, which may from time to time persist for sustained periods of time. Despite preventative maintenance efforts, persistent weather-related stress on our infrastructure may reveal weaknesses in our systems not previously known to us or otherwise present various operational challenges across all business segments. Although we make every effort to plan for weather-related contingencies, adverse weather may affect our ability to conduct operations in a manner that satisfies customer expectations or contractual obligations. We endeavor to minimize such service disruptions, but may not be able to avoid them altogether.
There is also a concern that climate change may exacerbate the risks to physical infrastructure arising from significant physical effects, such as increased severity and frequency of storms, droughts and floods as well as associated with heat and other extreme weather conditions. Climate change and the costs that may be associated with its impacts have the potential to affect our business in many ways, including increasing the costs we incur in providing our products and services, impacting the demand for and consumption of our products and services (due to changes in both costs and weather patterns), and affecting the economic health of the regions in which we operate.
Growing competition in the gas transportation and storage industries could result in the failure by customers to renew existing contracts.
As a consequence of the increase in competition and the shift in natural gas production areas, customers such as LDCs and other end users may be reluctant to enter into long-term service contracts. The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current or projected revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines and gatherers, the proximity of supplies to the markets, and the price of, and demand for, natural gas. Our inability to renew or replace our current contracts as they expire and respond appropriately to changing market conditions could materially impact our financial results and cash flows.
Failure to retain and attract key executive officers and other skilled professional and technical employees could have an adverse impact on our operations.
Our business is dependent on our ability to attract, retain and motivate employees. Competition for skilled employees in some areas is high and we may experience difficulty in recruiting and retaining employees. The inability to recruit and retain these employees could adversely affect our business and future operating results. We seek to mitigate some of this risk by training our management on how to attract and select the needed talent and also measure our level of employee engagement regularly, developing action plans where necessary to improve our workplace, but there is no assurance that such mitigation measures will be effective.
Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.
Our assets are insured at the entity level for certain property damage, business interruption and third-party liabilities, which includes certain pollution liabilities. All of the insurance policies relating to our assets and operations are subject to policy limits and deductibles. In addition, the waiting period under the business interruption insurance policies is 30 days. We do not maintain insurance coverage against all potential losses and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Changes in the insurance markets subsequent to the September 11, 2001 terrorist attacks and Hurricanes Katrina, Rita, Gustav and Ike have made it more difficult and more expensive to obtain certain types of coverage, and we may elect to self-insure portions of our asset portfolio. The occurrence of an event that is not fully covered by insurance, or failure by one or more insurers to honor its coverage commitments for an insured event, could have a material adverse effect on our business, financial condition and results of operations. Insurance companies may reduce the insurance capacity they are willing to offer or may demand significantly higher premiums to cover our assets and operations. If significant changes in the number or financial solvency of insurance companies for the energy industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations, and therefore on our ability to pay dividends to our stockholders.
Adverse economic and market conditions or increases in interest rates could reduce net revenue growth, increase costs, decrease future net income and cash flows and impact capital resources and liquidity needs.
While the national economy is experiencing some recovery from the recent downturn, we cannot predict how robust the recovery will be or whether or not it will be sustained.
Continued sluggishness in the economy impacting our operating jurisdictions could adversely impact our ability to grow our customer base and collect revenues from customers, which could reduce net revenue growth and increase operating costs. An increase in the interest rates we pay would adversely affect future net income and cash flows. In addition, we depend on debt to finance our operations, including both working capital and capital expenditures, and would be adversely affected by increases in interest rates. As of December 31, 2015, we had $2.765 billion in outstanding indebtedness, $15 million of which will be subject to variable interest rates.

If the current economic recovery remains slow or credit markets again tighten, our ability to raise additional capital or refinance debt at a reasonable cost could be negatively impacted.
Capital market performance and other factors may decrease the value of benefit plan assets, which then could require significant additional funding and impact earnings.
The performance of the capital markets affects the value of the assets that are held in trust to satisfy future obligations under defined benefit pension and other postretirement benefit plans. We have significant obligations in these areas and hold significant assets in these trusts. These assets are subject to market fluctuations and may yield uncertain returns, which fall below our projected rates of return. A decline in the market value of assets may increase the funding requirements of the obligations under the defined benefit pension and other postretirement benefit plans. Additionally, changes in interest rates affect the liabilities under these benefit plans; as interest rates decrease, the liabilities increase, which could potentially increase funding requirements. Further, the funding requirements of the obligations related to these benefits plans may increase due to changes in governmental regulations and participant demographics, including increased numbers of retirements or changes in life expectancy assumptions. Ultimately, significant funding requirements and increased pension expense could negatively impact our results of operations and financial condition.
We have significant goodwill and definite-lived intangible assets. An impairment of goodwill or definite-lived intangible assets could result in a significant charge to earnings.
In accordance with GAAP, we test goodwill for impairment at least annually and review our definite-lived intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill also is tested for impairment when factors, examples of which include reduced cash flow estimates, a sustained decline in stock price or market capitalization below book value, indicate that the carrying value may not be recoverable. We would be required to record a charge in the financial statements during the period in which any impairment of the goodwill or definite-lived intangible assets is determined, negatively impacting the results of operations. A significant charge could impact the capitalization ratio covenant under certain financing agreements. We are subject to a financial covenant under our credit facilities which requires CPG and CPPL to maintain a total quarterly leverage ratio that does not exceed a ratio of 5.00 to 1.00 until December 31, 2017 and 5.00 to 1.00 for any quarterly period thereafter, with some exceptions. Also, CPG and CPPL are required to maintain a consolidated interest coverage ratio of no less than 3.00 to 1.00. As of December 31, 2015, our quarterly leverage ratio was 3.64 to 1.00 and our consolidated interest coverage ratio was 13.3 to 1.00.
If the Distribution were to fail to qualify as tax-free for U.S. federal income tax purposes, then we, NiSource and our stockholders could be subject to significant tax liability, and we could be required to indemnify NiSource for all or a portion of such liability.
NiSource received an opinion from its counsel, Sidley Austin LLP, confirming the tax-free status of the Distribution. NiSource’s receipt of the opinion was a condition to the completion of the Distribution. The opinion was based upon various factual representations and assumptions, as well as certain undertakings made by us and NiSource. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion was based are materially different from the facts at the time of the Distribution, the Distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or the courts. As a result, the conclusions expressed in an opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.
If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or cause you to recognize taxable capital gain for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, NiSource would recognize gain in an amount equal to the excess of the fair market value of the shares of our common stock distributed to NiSource stockholders on the Distribution Date over NiSource’s tax basis in such shares as of such date.
In addition, under the terms of the Tax Allocation Agreement that we entered into in connection with the Distribution (as described under Note 1A, “Company Structure and Basis of Presentation” in the Company’s audited Notes to Consolidated and Combined Financial Statements” of this Form 10-K), in the event that the Distribution were determined to be taxable as the result of actions taken after the Distribution by us or any of our subsidiaries, we would be responsible for all taxes imposed on NiSource as a result thereof. In addition, in the event the Distribution were determined to be taxable and neither we nor NiSource were at fault, we would be responsible for a portion of the taxes imposed on NiSource as a result of such determination. Any such tax amounts could be significant.
We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of certain restrictions relating to requirements for tax-free distributions.

Our ability to engage in significant transactions could be limited or restricted after the Distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution by NiSource. We have agreed to take reasonable action or reasonably refrain from taking action to ensure that the Separation qualifies for tax-free status under Section 355 of the Code. We also have agreed to various other covenants in the Tax
Allocation Agreement intended to ensure the tax-free status of the Distribution. These covenants may restrict our ability to sell assets outside the ordinary course of business, to issue or sell additional common stock or other securities (including securities convertible into our common stock), or to enter into certain other corporate transactions. Any acquisitions or issuances of our stock or NiSource’s stock (or any successor thereto) within two years after the Distribution are generally presumed to be related to the Separation, although we or NiSource may be able to rebut that presumption.
To preserve the tax-free treatment to NiSource of the Distribution, under the Tax Allocation Agreement that we have entered into with NiSource, for the two-year period following the Distribution, without obtaining the consent of NiSource, an unqualified opinion of a nationally recognized law firm or a private letter ruling from the IRS, we may be prohibited from:

•	approving or allowing issuance of our common stock, except in certain limited circumstances,

•	approving or allowing an issuance or sale of equity securities in Columbia OpCo that results in our owning less than 55% of the outstanding equity securities of Columbia OpCo,

•	redeeming equity securities,

•	selling or otherwise disposing of the ownership of the general partner of CPPL or of a specified percentage of our assets or the assets of certain of our subsidiaries, or

•	engaging in certain other transactions that could jeopardize the tax-free status of the Distribution.
 These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the Tax Allocation Agreement also provides that we are responsible for any taxes imposed on NiSource or any of its affiliates as a result of the failure of the Distribution to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken at any time (even outside the two-year period described above) after the Distribution by or in respect of us or any of our subsidiaries.
We will not have complete control over our tax decisions and could be liable for income taxes owed by NiSource.
For any tax periods (or portion thereof) in which NiSource owns at least 80% of the total voting power and value of our common stock, we and our U.S. subsidiaries will be included in NiSource’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our U.S. subsidiaries may be included in the combined, consolidated or unitary tax returns of NiSource or one or more of its subsidiaries for U.S. state or local income tax purposes. Moreover, notwithstanding the Tax Allocation Agreement, U.S. federal law provides that each member of a federal consolidated group is liable for the group’s entire federal income tax obligation. Thus, to the extent NiSource or other members of NiSource’s consolidated group fail to make any U.S. federal income tax payments required by law, we could be liable for the shortfall with respect to periods in which we were a member of NiSource’s consolidated group. Similar principles may apply for non-U.S., state or local income tax purposes where we file combined, consolidated or unitary returns with NiSource or its subsidiaries for non-U.S., state or local income tax purposes.
The indemnification arrangements we entered into with NiSource in connection with the Separation may require us to make certain indemnification payments to NiSource to satisfy our indemnification obligations and any indemnification payments we receive from NiSource may not be sufficient to cover the full amount of losses for which NiSource has agreed to indemnify us.
Pursuant to the Separation and Distribution Agreement and certain other agreements, NiSource has agreed to indemnify us from certain liabilities and we have agreed to indemnify NiSource for certain liabilities, as discussed further in Note 1A, “Company Structure and Basis of Presentation” in the Company’s audited Notes to Consolidated and Combined Financial Statements.
A court could deem the Distribution to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.
A court could deem the Distribution or certain internal restructuring transactions undertaken by NiSource in connection with the Separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon us, which could adversely affect our results of operations, cash flows and financial condition. Among other things, the court could require our stockholders to return to NiSource, for the benefit of its creditors, some or all of the shares of our common stock issued in the Distribution, or require us to fund liabilities of other companies involved in the restructuring transaction. Whether a transaction is a fraudulent conveyance or transfer under applicable state law may vary depending upon the jurisdiction whose law is being applied.
We depend on NiSource to provide us with certain services for our business. The services that NiSource provides to us may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with NiSource expire.
Certain administrative services required by us for the operation of our business are currently provided by NiSource Corporate Services Company, a subsidiary of NiSource (“NiSource Corporate Services”), pursuant to Transaction Services Agreements entered into in connection with the Separation. These services include certain financial, legal, information technology and other administrative and general services. We depend on NiSource for these services and our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them is limited. When the Transition Services Agreements with NiSource terminate, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we currently receive from NiSource. Although we intend to replace portions of the services currently provided by NiSource, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. Refer to Note 1A, “Company Structure and Basis of Presentation” in the Company’s audited Notes to Consolidated and Combined Financial Statements for further information.
Our agreements with NiSource relating to the Separation require us to assume the past, present and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.
We negotiated all of our agreements with NiSource relating to the Separation as a wholly owned subsidiary of NiSource. If these agreements had been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to the Separation and Distribution Agreement, we have assumed all past, present and future liabilities (other than tax liabilities which will be governed by the Tax Allocation Agreement as described further in Refer to Note 1A, “Company Structure and Basis of Presentation” in the Company’s audited Notes to Consolidated and Combined Financial Statements) related to our business, and have agreed to indemnify NiSource for these liabilities, among other matters. Such liabilities include unknown liabilities that could be significant. The allocation of assets and liabilities between NiSource and us may not reflect the allocation that would have been reached between two unaffiliated parties. In addition, we have limited remedies under the Separation and Distribution Agreement. See Note 1A, “Company Structure and Basis of Presentation” in the Company’s audited Notes to Consolidated and Combined Financial Statements for a description of these obligations and the allocation of liabilities between NiSource and us.
Third parties may seek to hold us responsible for liabilities of NiSource that we did not assume in our agreements.
Third parties may seek to hold us responsible for retained liabilities of NiSource. Under the agreements we entered into with NiSource, NiSource has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from NiSource.
Our prior and continuing relationship with NiSource exposes us to risks attributable to businesses of NiSource.
Under the Separation and Distribution Agreement we entered into with NiSource, NiSource is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of NiSource that are incurred through a breach of the Separation and Distribution Agreement or any ancillary agreement by NiSource or its affiliates other than us or our post-Separation affiliates, or losses that are attributable to NiSource in connection with the Separation or are not expressly assumed by us under our agreements with NiSource. Immediately following the Separation, any claims made against us that are properly attributable to NiSource in accordance with these arrangements would require us to exercise our rights under our agreements with NiSource to obtain payment from them. We are exposed to the risk that, in these circumstances, NiSource cannot, or will not, make the required payment.
If in the future we cease to manage and control CPPL through our direct and indirect ownership of the general partner interests in CPPL, we may be deemed to be an investment company under the Investment Company Act of 1940.
If we cease to manage and control CPPL and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates.
The market price of our shares may fluctuate significantly.
The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	our payment of dividends, if any;

•	success or failure of our business strategy;

•	our ability to obtain financing as needed;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in laws and regulations affecting our business;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	future sales of our common stock; and

•	overall market fluctuations and general economic conditions.
Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.
We may issue additional capital stock, which would dilute your percentage ownership interests.
We may issue additional shares of common stock or issue preferred stock at any time in the future, including as all or part of the consideration paid for acquisitions and strategic investments we may make in the future. Any such issuances may dilute your percentage ownership interests. Additionally, your percentage ownership in us may be diluted in the future because of equity awards that we expect to grant to our directors, officers and employees and because of adjustments being made to outstanding NiSource equity awards in connection with the Separation. We have established equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and employees.
The issuance of additional capital stock may have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends on a per share of common stock basis may decrease;

•	the relative voting strength of each previously outstanding share of capital stock may be diminished;

•	the market price of each share of common stock may decline; and

•	holders of shares of preferred stock may have separate additional rights, including with respect to dividends, liquidation and voting.

The future payment of dividends will be at the sole discretion of our board of directors and will be dependent on several factors. We cannot guarantee the timing, amount or payment of dividends.
All decisions regarding our payment of dividends will be made by our board of directors from time to time in accordance with applicable law. Although we currently expect to continue to pay cash dividends to our stockholders, there can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. Our ability to pay dividends in the future will depend upon, among other things, our financial condition, earnings, capital requirements, cash flows and covenants associated with certain of our debt obligations, which may include maintaining certain debt to capital ratios, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Our cash available for dividends will principally be generated by our subsidiaries. Because the cash our subsidiaries generate from operations will fluctuate from quarter to quarter, we may not be able to maintain future dividends at the levels we expect or at all. Our ability to pay dividends depends primarily on cash flows, including cash flows from changes in working capital, and not solely on profitability, which is affected by non-cash items. As a result, we may pay dividends during periods when we record net losses and may be unable to pay cash dividends during periods when we record net income. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividend or the amount of such dividend.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which limits our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or other employees.
Our amended and restated certificate of incorporation provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the Delaware General Corporation Law, as amended (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware. By purchasing or otherwise acquiring any interest in shares of our capital stock, a stockholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our directors and officers.
Provisions of Delaware law and our charter documents may delay or prevent an acquisition of us that stockholders may consider favorable or may prevent efforts by our stockholders to change our directors or our management, which could decrease the value of your shares.
Section 203 of the DGCL and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include the following:

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	a classified board of directors;

•	no cumulative voting;

•	the inability of our stockholders to call a special meeting or act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	a provision that stockholders may only remove directors for cause;

•	the establishment in our certificate of incorporation of the maximum number of directors that constitutes our board;

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the board of directors) on our board of directors;

•	the requirement that stockholders holding at least 80% of our voting stock are required to amend certain provisions of our organizational documents; and

•	restrictions on business combinations for a three-year period with a stockholder who becomes the beneficial owner of more than 15% of our common stock without prior board approval.
Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.